CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 21, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vincent Di Stefano, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-187447) filed by Hercules Technology Growth Capital, Inc. on March 22, 2013 (the “Registration Statement” or “Shelf Registration Statement”)

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated April 19, 2013. The Staff’s comments are set forth below and are followed by the Fund’s responses.

Prospectus

General

1.	Comment: Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the underwriting agreement.

Response: FINRA has reviewed and approved the Registration Statement and provided the Fund with a conditional no objection letter. However, because the Registration Statement will serve as the base prospectus and all information specific to any sale of securities off of the shelf registration statement will be included in a prospectus supplement, the Fund has not yet submitted any underwriting arrangements or underwriting agreement to FINRA for review and approval. The

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

Fund confirms that either it or the underwriters involved in any offering conducted pursuant to the Registration Statement will submit any underwriting agreement and underwriting arrangements to FINRA for review prior to completion of such an offering.

Cover

2.	Comment: Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

Response: Rule 415(a)(1)(x) of the Securities Act of 1933, as amended (the “Securities Act”), permits shelf offerings of “securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on a continuous or delayed basis by or on behalf of the registrant.” Business development companies (“BDCs”), such as the Fund, are required to register their securities on Form N-2, and are not permitted to file a registration statement on any other form. Rule 415(a)(1)(x), however, does not require the securities to be registered on Form S-3; it is sufficient that the securities be “qualified” to be registered on Form S-3. Thus, BDCs whose securities are “qualified” to be registered on Form S-3 generally offer and sell their securities on a “continuous or delayed basis” pursuant to Rule 415(a)(1)(x).1 The Fund meets the registrant and transaction requirements necessary to qualify to use Form S-3. Specifically, the Fund satisfies the registrant requirements of Form S-3 because:

(a)	it is organized under the laws of the State of Maryland and has its principal business operations in the United States;

(b)	it has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(c)	it has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for the preceding 12 calendar months;

(d)	it has filed in a timely manner all reports required to be filed during the preceding 12 calendar months; and

(e)	neither the Fund nor any of its subsidiaries have:

i.	failed to pay any dividend or sinking fund installment on preferred stock or

[1]	See Pilgrim America Prime Rate Trust (available May 1, 1998).

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

ii.	defaulted on any installment of indebtedness for borrowed money or on any long-term leases.

Moreover, the Fund satisfies the transaction requirement of Form S-3 because the securities being registered pursuant to the Registration Statement will be offered for cash by or on behalf of the Fund and the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Fund was $75 million or more as of a date within 60 days prior to the date of filing of the Registration Statement.

Summary

Our Company (p. 1)

3.	As Comment: Disclosure in the last sentence of the first full paragraph on page 2 indicates that the Fund will invest “80% of the value of our assets in such businesses.” Please revise the disclosure to indicate that the Fund will invest either “80% of total assets” or “80% of net assets plus borrowings.” See Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).Please make similar disclosure found elsewhere in the registration statement consistent with this disclosure.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: Please include in this section an organizational chart depicting the Fund’s relationship to and ownership interest in the subsidiary entities identified in the prospectus.

Response: The Fund has included the referenced disclosure in response to the Staff’s comment.

Our Business Strategy (p. 4)

Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities (p. 4)

5.	Comment: Please include a parenthetical explanation of what is meant by the term “relatively short maturities.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

Use of Proceeds (p. 5)

6.	Comment: If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Response: As discussed in response to Comment #2 above, the Registration Statement is a shelf registration statement through which the Fund may offer and sell its securities on a delayed or continuous basis. The Registration Statement will serve as the base prospectus and all information specific to any sale of securities off of the shelf registration statement (a “takedown”) will be included in a prospectus supplement. As a result, the use of proceeds will be determined in connection with each takedown and disclosed in accordance with Instruction 2 to Item 7.1 of Form N-2 in the corresponding prospectus supplement.

7.	Comment: Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. See Guide 1 and Item 7.2 of Form N-2.

Response: The Fund believes that the statement that it may take as long as two years to invest the proceeds of any takedowns off of this shelf registration statement is consistent with Guide I of Form N-2, which provides that:

A business development company (“BDC”) is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of Section 55(a) of the 1940 Act (15 U.S.C. 80a-54(a)(1)-(3)). The Division is of the view that Section 58 of the 1940 Act (U.S.C. 80a-57) requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; (ii) 2 years after commencement of its initial public offering. The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.

The disclosure in the “Use of Proceeds” section provides that “substantially all of the net proceeds of any offering will be used as described above within twelve months, but in no event longer than two years. Pending such uses and investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

investment.” The ability of the Fund to invest the net proceeds of any offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Fund’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from any offering will be invested. The Fund notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements.

As a result, the Fund believes that the timeframe of within twelve months, but in no event longer than two years, included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2. Further, as noted above, if the proceeds are not invested within that timeframe, the Fund will invest net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of such investment.

Fees and Expenses (p.7)

8.	Comment: Disclosure in this section states that “some of the percentages indicated in the table below are estimates.” Other than “Operating Expenses,” explain to us how estimates are consistent with the requirements of ltem 3 of Form N-2?

Response: The Fund respectfully informs the Staff that it has always used estimates in the Fees and Expenses Table. These estimates are annualized based on current quarterly financial information. The Fund believes that these estimates and the manner in which the Fund arrives at these estimates is in keeping with the requirement of Item 3 of Form N-2 to “include information about the costs and expenses that the investor will bear directly or indirectly.” Further, the Fund respectfully refers the Staff to the instructions to Item 3 where the Commission has required the use of estimates in the table. For example, see Instruction 6 to Item 3 which provides that, “‘Other Expenses’ should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net asset value attributable to common shares.”

9.	Comment: With respect to footnote 5 to the fee table, please explain to us how you determine whether there is an income tax expense (benefit) when calculating operating expenses. Also, please explain to us the basis for including disclosure of a “benefit” in the fee table.

Response: The Fund included this reference because this was additional information regarding the Fund’s current operating expenses as set forth in its Statement of Operations. The Fund no longer has a line item referring to “income tax expenses

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

(benefit)” as part of its operating expenses in its Statement of Operations. As a result, the Fund has removed the reference in footnote 5.

Risk Factors (p. 11)

We are subject to certain risks as a result of our interests in connection with the Debt Securitization and our equity interest in the Securitization Issuer (p. 14)

10.	Comment: Please confirm to us that all leverage of the Securitization Issuer is counted as leverage of the Fund when determining the Fund’s asset coverage.

Response: The Fund hereby confirms that all leverage of the Securitization Issuer is counted as leverage of the Fund when determining the Fund’s asset coverage.

To the extent original issue discount and paid-in-kind interest constitute a portion of our income (p. 19)

11.	Comment: Please disclose that OlD accruals may create uncertainty about the source of Fund distributions to shareholders (i e., any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans’ loan to value at a compounding rate; and OlD creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Response: The Fund has made certain revisions in response to the Staff’s comment to the risk factor entitled “To the extent original issue discount and paid-in-kind interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.” However, the Fund respectfully reminds the Staff that the Fund is an internally managed BDC and, as such, does not have an investment adviser and, as a result, does not pay a base management fee or incentive fee.

The Fund also respectfully refers the Staff to the pre-existing risk factor on page 19 entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income,” which also addresses the effect of PIK interest.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

Investing in shares of our common stock may involve an above average degree of risk (p 40)

12.	Comment: As investing in the Fund does involve an above average degree of risk, please delete “may” from the heading of this section and the first sentence of the accompanying paragraph.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

We may allocate the net proceeds from an offering in ways with which you may not agree (p. 42)

13.	Comment: Please describe specifically how offering proceeds may be used. For example, may they be used to pay borrowings or distributions?

Response: As described in the “Use of Proceeds” section on page 48 of the Registration Statement, the Fund intends primarily to use net proceeds from any offering of its securities pursuant to the Registration Statement to fund investments in debt and equity securities in accordance with the Fund’s investment objective and other general corporate purposes. The Fund’s investment objective and processes are described in detail in the “Business” section on page 94 of the Registration Statement. In each prospectus supplement in connection with a takedown from the Registration Statement, the Fund anticipates more fully identifying the use of proceeds from such offerings. The Fund does not currently have plans to use offering proceeds to pay borrowings or distributions; however, if material, the estimated dollar amount of offering proceeds that the Fund anticipates using to pay down borrowings and/or distributions will be disclosed in the prospectus supplement.

Our stockholders may experience dilution upon the conversion of the Convertible Notes (p.42)

14.	Comment: Please replace “may” with “will” in the penultimate sentence of this paragraph to more accurately describe the dilution that shareholders will incur upon conversion of the Convertible Notes.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(p. 53)

Contractual Obligations (p. 69)

15.	Comment: Note 2 to the table in this section references a “Note 4,” yet Note 4 to the table appears unrelated to Note 2. Please clarify.

Response: The reference in Note 2 to a “Note 4” has been revised for the above-referenced disclosure accordingly.

Critical Accounting Policies (p. 80)

16.	Comment: Given the high amount of Level 3 assets in the Fund’s portfolio, has the Board engaged an independent valuation firm over the past year? If it has, how often did it do so, and how many of the Fund’s investments did this firm value? Did the Board always agree with those values? If not, why not?

Response: The Fund’s Credit Rating and Valuation Guidelines (the “Valuation Guidelines”) permits the Board, from time to time, to engage an independent valuation firm to provide valuation assistance with respect to certain of the Fund’s portfolio investments on a quarterly basis. As stated in the Registration Statement,

Our Board of Directors may from time to time engage an independent valuation firm to provide us with valuation assistance with respect to certain of our portfolio companies on a quarterly basis. We intend to continue to engage an independent valuation firm to provide us with assistance regarding our determination of the fair value of selected portfolio investments each quarter unless directed by the Board of Directors to cancel such valuation services. The scope of the services rendered by an independent valuation firm is at the discretion of the Board of Directors. Our Board of Directors is ultimately and solely responsible for determining the fair value of our investments in good faith.

In accordance with the Valuation Guidelines, the Board has engaged an independent valuation firm on a quarterly basis to assist with the fair value determination of the Fund’s equity and warrant investments. The independent valuation firm’s conclusions are provided to the valuation committee of the Board with information

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

to assist it in reaching a determination of fair value of each of its private warrant and equity securities, which are categorized as Level 3 assets.

We typically engage the independent valuation firm to perform an Option Pricing Method (OPM) calculation. The OPM, as applied by the independent valuation firm, treats common stock and preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred stock. This method is consistent with the results derived from OPM models run by the Fund. If the Fund points to the last round of capital raised as the optimal indication of value for the portfolio company, the price paid per share is input into the model to calculate “backsolve” for the portfolio company’s implied equity value (the “backsolve” method). This method uses an option pricing model to establish a value based the most recent transaction in the subject company’s stock.

As of December 31, 2012, approximately 73.6% of the Company’s private warrant and equity balances were derived in this way by an independent valuation firm. The information and analysis provided by the independent valuation firm is merely another data point used by the Fund and the Board in reaching a fair value determination. Since the valuation firm has derived a value, there have been limited instances where the Board has determined to value the securities differently. In these circumstances, there was an intervening factor, such as a known M&A transaction which closed subsequent to the measurement date but prior to the reporting date. The determination of the fair value of each of the Fund’s investments is the responsibility of the Board.

Accounting Guidance

In Q1-11 the AICPA’s Financial Reporting Executive Committee has issued a working draft of the revised AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. This is an update of the practice aid which was originally issued in April of 2004.

The revised practice aid provides non-authoritative guidance and illustrations for valuing privately held company equity securities issued as compensation. This guidance has been the primary reference for valuing these assets. The revised practice aid addresses many new accounting and valuation issues that have emerged over the years and points to the OPM as a preferred equity allocation method.

The guidance outlines the backsolve feature of the OPM to be a practical method to derive the equity value of a portfolio company. The guidance indicates that the OPM

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

(or a related hybrid method) is the most appropriate method to use when specific future liquidity events are difficult to forecast.

Management (p. 127)

Compensation of Directors (p. 131)

17.	Comment: Please update all fiscal year-end 2011 data to fiscal year-end 2012.

Response: The Fund has updated the above-referenced disclosure in response to the Staff’s comment.

Regulation (p. 174)

New BDC Legislation (p. 178)

18.	Comment: Please change this heading to “Proposed New BDC Legislation,” as the legislation has not been enacted.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Financial Statements (F-1)

Consolidated Statement of Assets and Liabilities (p. F-3)

19.	Comment: Please explain here the purpose of the Fund’s consolidated variable interest entity (“VIE”). Does the Fund have just one VIE? Why does the Fund make investments through a VIE, rather than directly? Please confirm that the leverage of the VIE is counted as leverage of the fund for asset coverage purposes? Is the VIE treated as an eligible portfolio company of the Fund? If yes, on what basis?

Response: The Fund’s Securitization, as discussed and described throughout the Registration Statement, has been determined to be the Fund’s only VIE. The Securitization is a majority-owned subsidiary of the Fund and is consolidated with the Fund for financial reporting purposes. The Fund confirms that it looks through to the investments held in the Securitization and such investments are considered by the Fund for purposes of calculating their asset coverage ratio. The Fund’s securitization is used as a secured financing vehicle which allows the Fund to borrow at a more favorable interest rate.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

20.	Comment: We note that over a third of the Fund’s holdings on its schedule of investments are valued at cost. Please explain to us why the Fund holds these investments at cost and how this is consistent with fair value as defined in Accounting Standards Codification 820.

Response: In accordance with ASC 820 and following the Fund’s quarterly review process for both credit and fair value analysis, the Fund historically has concluded that the fair value of a portion of its portfolio approximates cost.

As part of the Fund’s quarterly review process for both credit and fair value analysis, the Fund documents its valuation process in a Quarterly Report Memorandum, or QRM. The QRM serves as the foundation for loan monitoring, tracking and periodic assessment of fair value. In addition to the QRM process, the Fund applies a procedure that assumes a sale of the investment in a hypothetical market to a hypothetical market participant where buyers and sellers are willing participants. The hypothetical market does not include scenarios where the underlying security was simply repaid or extinguished, but includes an exit concept.

The hypothetical market establishes a baseline yield of what a comparable debt instrument potentially may be sold for as of the measurement date in the open market. It is created to determine what the effective yield used in determining the fair value of the debt securities should be as of the measurement date. Within each industry, management identifies the population of Hercules debt investments made on average six months prior to quarter end as the hypothetical market comparable reference group. Barring any substantial changes in the market environment, management determined that this time period represents current market conditions and the fair value of these investments approximates cost if there has been no material change to the portfolio company’s performance and expectations relative to when Hercules underwrote the debt investment. Note a tighter time period (3 months) may not provide a sufficient number of transactions to establish a baseline yield. Likewise, a greater time period (greater than 6 months) could incorporate transactions which may represent stale market conditions as of the measurement date. The Fund assesses the reasonableness of this time period on an annual basis. Additionally, in certain cases debt investments that are nearing maturity and maintain a credit rating which is representative of the portfolio company performing per operational and financial plans Hercules underwrote to at origination may be carried at amortized cost.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

As of December 31, 2012, approximately 25.7% of the Fund’s debt portfolio was made within the past six months and created the hypothetical market and approximately 6.5% of the Fund’s debt portfolio was nearing maturity and due to the short remaining term to maturity of these debt investments, fair value approximates amortized cost due to the minimal remaining yield in the form of interest or fee income. The remaining debt investments are subject to the yield analysis whereby fair market value is derived by application of a yield adjustment established by the hypothetical market analysis described above or an appropriate alternative fair market value method as described below.

Finally, the Fund respectfully refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Valuation of Portfolio Investments – Debt Investments” in the Registration Statement where the Fund explains it valuation policies and procedures, which provides that:

Debt Investments

We follow the guidance set forth in ASC 820 which establishes a framework for measuring the fair value of assets and liabilities and outlines a fair value hierarchy which prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings. Our debt securities are primarily invested in venture capital-backed companies in technology-related markets, including technology, biotechnology, life science and clean-technology industries at all stages of development. Given the nature of lending to these types of businesses, the Company’s investments in these portfolio companies are considered Level 3 assets under ASC 820 because there is no known or accessible market or market indexes for these investment securities to be traded or exchanged.

In making a good faith determination of the value of our investments, we generally start with the cost basis of the investment, which includes the value attributed to the OID, if any, and PIK interest which has been accrued to principal as earned. We then apply the valuation methods as set forth below.

We apply a procedure that assumes a sale of investment in a hypothetical market to a hypothetical market participant where buyers and sellers are willing participants. The hypothetical market does not include scenarios where the underlying security was simply repaid or extinguished, but includes an exit concept. Under this process, we also

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

evaluate the collateral for recoverability of the debt investments as well as apply all of its historical fair value analysis. We use pricing on recently issued comparable debt securities to determine the baseline hypothetical market yields as of the measurement date. We consider each portfolio company’s credit rating, security liens and other characteristics of the investment to adjust the baseline yield to derive a hypothetical yield for each investment. The anticipated future cash flows from each investment are then discounted at the hypothetical yield to estimate each investment’s fair value as of the measurement date.

Our process includes, among other things, the underlying investment performance, the current portfolio company’s financial condition and market changing events that impact valuation, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. We value our syndicated loans using broker quotes and bond indices amongst other factors. If there is a significant deterioration of the credit quality of a debt investment, we may consider other factors to estimate fair value, including the proceeds that would be received in a liquidation analysis.

We record unrealized depreciation on investments when we believe that an investment has decreased in value, including where collection of a loan is doubtful or if under the in exchange premise when the value of a debt security were to be less than amortized cost of the investment. Conversely, where appropriate, we record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value and, therefore, that our investment has also appreciated in value or if under the in exchange premise the value of a debt security were to greater than amortized cost.

When originating a debt instrument, we generally receive warrants or other equity-related securities from the borrower. We determine the cost basis of the warrants or other equity-related securities received based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants or other equity-related securities received. Any resulting discount on the loan from recordation of the warrant or other equity instruments is accreted into interest income over the life of the loan.

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

Equity-Related Securities and Warrants

Securities that are traded in the over-the-counter markets or on a stock exchange will be valued at the prevailing bid price at period end. We have a limited number of equity securities in public companies. In accordance with the 1940 Act, unrestricted publicly traded securities for which market quotations are readily available are valued at the closing market quote on the measurement date.

We estimate the fair value of warrants using a Black Scholes pricing model. At each reporting date, privately held warrant and equity related securities are valued based on an analysis of various factors including, but not limited to, the portfolio company’s operating performance and financial condition and general market conditions, price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks. When an external event occurs, such as a purchase transaction, public offering, or subsequent equity sale, the pricing indicated by that external event is utilized to corroborate the Company’s valuation of the warrant and equity related. We periodically review the valuation of its portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement date.

21.	Comment: Does the Fund’s auditor verify all of the securities owned by the Fund? If not, why not? We note that the Division of Investment Management’s Office of the Chief Accountant recently stated that it is a best practice for a BDC auditor to verify all of the securities owned by the BDC. See http://www.sec.gov/divisions/investment/issuese-of-interest.shtml.

Response: The Fund’s auditor does verify all of the securities owned by the Fund. Our auditors have updated their opinion in response to the Staff’s comment to include the following statement; “Our procedures included confirmation of securities at September 30, 2012 by correspondence with the custodians, and where replies were not received, we performed other auditing procedures.”

22.

Comment: A note to the Fund’s financial statements states that “In the normal course of business, we are party to financial instruments with off-balance sheet risk. These consist primarily of unfunded commitments to extend ·credit, in the form of loans, to our portfolio companies. Unfunded commitments to provide funds to portfolio companies are not reflected on our balance sheet. Our unfunded

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

commitments may be significant from time to time. As of December 31, 2012, we had unfunded commitments of approximately $61.9 million.” At what point are the unfunded commitments reflected on the Fund’s balance sheet? Does the Fund hold reserves for these commitments?

Response: The unfunded commitments are only reflected on the Fund’s balance sheet once the commitment has been funded. The Fund respectfully refers the Staff to the discussion regarding unfunded commitments under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio and Investment Activity – Portfolio Activity” of the Registration Statement,” where the Fund explains that:

Our investments in portfolio companies take a variety of forms, including unfunded contractual commitments and funded investments. From time to time, unfunded contractual commitments are dependent upon a portfolio company reaching certain milestones before the debt commitment is available to the portfolio company. These commitments will be subject to the same underwriting and ongoing portfolio maintenance as the on-balance sheet financial instruments that we hold. Debt commitments generally fund over the two succeeding quarters from close. Not all debt investments represent our future cash requirements. Similarly, unfunded contractual commitments may expire without being drawn and do not represent our future cash requirements.

Although the Fund does not hold reserves for these commitments, the Fund ensures that it has sufficient resources so that it may fund all of its outstanding commitments if required.

23.	Comment: A note pertaining to the Citibank Credit facility states that “Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equal $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Citibank Credit Facility is terminated until the Maximum Participation Limit has been reached.” Currently, the Fund accrues a liability for the current participation right in the unrealized gains on the related equity investment. Since the obligation is up to the Maximum Participation Limit, explain to us why the Fund should not be required to accrue a liability equal to that amount.

Response: The fair market value of the portfolio company warrants included in the collateral pool for the Citibank Credit facility at December 31, 2012 was

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

approximately $4.2 million. Based on this value, the Fund recorded a corresponding estimated liability in accordance with U.S. generally accepted accounting principles of approximately $313,000, representing 10% of the estimated realized gains on the warrants in the collateral pool and the estimated obligation under the warrant participation agreement. As of December 31, 2012, the Fund has paid approximately $1.4 million under the warrant participation agreement.

Statement of Additional Information

24.	Comment: Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering an unqualified opinion of counsel as to the legality of the takedown.

Response: The Fund hereby undertakes to file the required legal opinion as an exhibit to the Registration Statement, in connection with any takedown off of the shelf registration statement.

*                *                 *

At the time the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                *                 *

U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus